# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maiden Holdings, Ltd., CIK 0001412100
CUSIP: G5753U112
Title of class of securities: Common Shares, $.01 par value per share
Address of issuer's principal executive offices: 94 Pitts Bay Road,, Pembroke, Bermuda (D0), HM08
Date of event which requires filing of this statement: 12/29/2024
Filed by CIK 0001512303
Persons authorized to receive notices and communications: Lawrence F. Metz, 159 Bank Street, 4th Floor, Burlington, Vermont (VT), 05401, 856-359-2400

## Reporting persons
- Maiden Holdings North America, Ltd. (CIK 0001512303): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 13,850,955; sole dispositive power 0; shared dispositive power 44,750,678; aggregate amount beneficially owned 44,750,678 (30.7% of the class)
- Maiden Reinsurance Ltd. (CIK 0001960757): type of reporting person: corporation (CO), insurance company (IC); citizenship or place of organization: Vermont (VT); source of funds: working capital (WC); sole voting power 0; shared voting power 13,850,955; sole dispositive power 0; shared dispositive power 44,750,678; aggregate amount beneficially owned 44,750,678 (30.7% of the class)
- Maiden Holdings, Ltd.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 0; shared voting power 13,850,955; sole dispositive power 0; shared dispositive power 44,750,678; aggregate amount beneficially owned 44,750,678 (30.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $.01 par value per share
Name of issuer: Maiden Holdings, Ltd.
Address of issuer's principal executive offices: 94 Pitts Bay Road,, Pembroke, Bermuda (D0), HM08
Comment:
This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the Schedule 13D filed on January 6, 2023 (the "Original Schedule 13D"), relating to the common shares, par value $.01 per share (the "Common Shares") of Maiden Holdings, Ltd., a holding company organized under the laws of Bermuda (the "Issuer"). The address of the Issuer's principal executive offices is 94 Pitts Bay Road, Pembroke HM08, Bermuda.

This Amendment No. 1 is being filed by Maiden Reinsurance Ltd. (the "Subsidiary"), Maiden Holdings North America, Ltd. ("MHNA") and the Issuer (together with the Subsidiary and MHNA, the "Reporting Persons"). Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unchanged.

## Item 2. Identity and Background
Name of person filing: Refer to the Original Schedule 13D.
Residence or business address: Refer to the Original Schedule 13D.
Present principal occupation or employment: See (d) below.
Criminal convictions in the last five years:
The fourth and fifth paragraphs of Item 2 of the Original Schedule 13D are hereby amended and restated in full to read as follows:

Attached as Appendix A to this Item 2 is the information concerning the executive officers and directors of the Subsidiary and the Issuer that is required to be disclosed in response to Item 2 and Instruction C to Schedule 13D.

During the last five years, each of the Subsidiary, MHNA, the Issuer and, to the best of their knowledge, each executive officer and director identified in Appendix A (collectively, "Appendix A Persons"), has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.
Civil proceedings (securities laws) in the last five years: See (d) above.
Citizenship: See (d) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

In addition to the Common Shares issued as part of the Exchange, the Subsidiary has purchased 3,311,330 Common Shares on the open market. The aggregate price paid for such Common Shares was US$6,138,052.93 (inclusive of commissions). The Subsidiary purchased such Common Shares using funds out of its working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The information disclosed under Item 6 of the Original Schedule 13D (as amended by Amendment No. 1) is hereby incorporated by reference into this Item 4. Except as contemplated herein, the Subsidiary currently has no plans or proposals with respect to the Subsidiary's investments in the Issuer that could result in any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Subsidiary directly beneficially owns, and each of MHNA and the Issuer indirectly beneficially owns, 44,750,678 Common Shares, which amount represents approximately 30.7% of the Common Shares outstanding. The Subsidiary, MHNA and the Issuer share dispositive power with respect to all 44,750,678 Common Shares but, due to the current limitations in the Issuer's bye-laws, share voting power with respect to approximately 13,850,955 Common Shares, which amount represents approximately, but less than, 9.5% of the Common Shares outstanding.

The beneficial ownership percentages set forth in this Amendment No. 1 are based on 145,801,065 Common Shares outstanding as of December 26, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) above.
Transactions in the class effected during the past sixty days: The response to each of Item 3, Appendix A is incorporated by reference herein. Information concerning the Common Shares purchased by (or on behalf of) the Subsidiary during the 60-day period prior to this filing is set forth in Appendix B hereto and is incorporated herein by reference. Except as described in this Amendment No. 1 (including Appendix B hereto), none of the Reporting Persons nor Appendix A Persons has effected any transactions in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Refer to the Original Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Refer to the Original Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

Combination Agreement

On December 29, 2024, the Issuer entered into a Combination Agreement (the "Combination Agreement") with Kestrel Group, LLC, a Delaware limited liability company ("Kestrel,"), the equityholders of Kestrel (the "Kestrel Equityholders"), Ranger U.S. Newco LLC, a Delaware limited liability company ("US NewCo"), Ranger Bermuda Merger Sub Ltd, a Bermuda exempted company limited by shares and a direct wholly owned subsidiary of US NewCo ("Merger Sub 1"), Ranger Bermuda Topco Ltd, a Bermuda exempted company limited by shares ("Bermuda NewCo"), and Ranger Merger Sub 2 LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Bermuda NewCo ("Merger Sub 2").

The Combination Agreement provides that, upon the terms and subject to the conditions set forth therein, the Issuer and Kestrel will effect a transaction to combine their respective businesses through: (a) the contribution of all of the Class A units and Class B units of Kestrel owned by each Kestrel Equityholder to US NewCo (the "Kestrel Contribution"), (b) the merger of Merger Sub 1 with and into the Issuer (the "First Merger"), with the Issuer surviving the First Merger as a direct wholly owned subsidiary of US NewCo (the "First Surviving Company") and (c) the merger of Merger Sub 2 with and into US NewCo (the "Second Merger" and, together with the First Merger, the "Mergers") with US NewCo surviving the Second Merger as a wholly owned subsidiary of Bermuda NewCo (the "Second Surviving Entity"). Upon the consummation of the Mergers, the Issuer and Kestrel will be wholly owned subsidiaries of Bermuda NewCo, which will be rebranded as Kestrel Group following the closing of the transactions contemplated by the Combination Agreement (the "Transactions"). The Combination Agreement and the Transactions have been unanimously approved by all of the directors of the Issuer that voted on the matter (with two directors, having declared their interest in the transaction, recusing themselves from voting) and unanimously approved by the Board of Managers of Kestrel.

In connection with the Transactions, each issued and outstanding Common Share, other than any Common Share that is subject to any Maiden Award (as defined below), will be automatically canceled and converted into and, upon the completion of the Mergers, at the closing of the Transactions (the "Closing") will thereafter represent the right to receive one share of Bermuda NewCo. In addition, as consideration for the Kestrel Contribution, the Kestrel Equityholders, at the Closing, will receive an aggregate of $40,000,000 in cash and 55,000,000 shares of Bermuda NewCo. In addition, the Kestrel Equityholders will be entitled to receive in contingent consideration up to the lesser of (x) 55,000,000 shares of Bermuda NewCo and (y) an aggregate number of Bermuda NewCo shares equal to $45,000,000 divided by certain volume weighted average prices of such shares (as calculated pursuant to the terms of the Combination Agreement), which will be payable upon the achievement of certain EBITDA milestones by the businesses that Kestrel and its subsidiaries conducted as of immediately prior to the Closing, and any extensions of such businesses or related or ancillary businesses existing thereafter, subject to other terms and conditions as set forth in the Combination Agreement. In connection with the transactions contemplated by the Combination Agreement, former shareholders of the Issuer and former Kestrel Equityholders are expected to own approximately 64% and 36% of Bermuda NewCo, respectively, at the Closing (excluding shares of Bermuda NewCo that will be owned by affiliates of the Issuer and the potential contingent consideration payable to Kestrel Equityholders). The cash consideration payable to the Kestrel Equityholders is not subject to any financing condition or contingency.

Upon the completion of the Mergers, (i) each outstanding option to purchase Common Shares (each, a "Maiden Option") will be converted into an option to purchase Bermuda NewCo shares, on substantially the same terms and conditions, including vesting schedule and per share exercise price, as applied to such Maiden Option immediately prior to the effective time of the First Merger, and (ii) each outstanding Common Share that is unvested and/or subject to a risk of forfeiture (each, a "Maiden Restricted Share," and together with the Maiden Options, the "Maiden Awards") will convert automatically into a Bermuda NewCo Share that is unvested and/or subject to a risk of forfeiture, on substantially the same terms and conditions (including vesting schedule) as applied to such Maiden Restricted Share.

Conditions and Regulatory Efforts

Consummation of the Mergers is subject to certain conditions, including approval of the First Merger by the Issuer's shareholders, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, receipt of certain required regulatory approvals pursuant to insurance laws and regulations, the absence of any injunction or order restraining the Mergers or the Kestrel Contribution, the absence of the imposition by a governmental authority of any Burdensome Condition (as defined in the Combination Agreement), the declaration of effectiveness of the registration statement on Form S-4 pursuant to which Bermuda NewCo Shares will be issued at the Closing, the approval of listing of the shares of Bermuda NewCo on the Nasdaq (subject to official notice of issuance), and other customary conditions to closing. The obligation of Parent, on the one hand, and Kestrel and the Kestrel Equityholders, on the other hand, to consummate the Mergers is also conditioned on, among other things, the accuracy of the representations and warranties made by the other party as of the closing date (subject to certain "materiality" and "material adverse effect" qualifiers), the compliance by the other party in all material respects with its covenants, and other customary conditions to closing. The Issuer and Kestrel make customary covenants to use their respective reasonable best efforts (subject to certain qualifications) to take all actions necessary to cause the conditions to closing to be satisfied as promptly as reasonably practicable, including using their respective reasonable best efforts to obtain all necessary governmental and regulatory approvals, subject to non-occurrence of a Burdensome Condition.

Representations, Warranties and Covenants

The Combination Agreement contains customary representations and warranties from the Issuer, Kestrel and the Kestrel Equityholders, and also contains certain covenants, including covenants, subject to certain exceptions, to conduct their respective operations in the ordinary course during the period between the execution of the Combination Agreement and the Closing.

No Solicitation; Change of Recommendation

The Combination Agreement contains a covenant that restricts the Issuer's ability to solicit third-party acquisition proposals or provide information to or engage in discussions or negotiations with third parties that have made or might make an acquisition proposal for the Issuer, except that, under certain circumstances, the Issuer is permitted to provide information and participate in discussions and negotiations with respect to an unsolicited third-party acquisition proposal where the board of directors of the Issuer determines that such proposal constitutes or is reasonably expected to lead to a superior proposal and that failure to do so would be inconsistent with the directors' fiduciary duties under applicable law. Further, the Issuer may change its recommendation with respect to the First Merger and the Combination Agreement if the board of directors of the Issuer determines that failure to do so would be inconsistent with the directors' fiduciary duties under applicable law. The Issuer is required to submit the First Merger to a vote of its shareholders, unless the Combination Agreement is earlier terminated in accordance with its terms.

Termination

The Combination Agreement contains certain termination rights and provides that, under certain circumstances as described below, the Issuer may be obligated to pay Kestrel a cash termination fee upon termination of the Combination Agreement:

* the Issuer will pay Kestrel a $7 million termination fee if the Combination Agreement is terminated (i) by either the Issuer or Kestrel because (a) the Second Merger is not consummated on or before the outside date (b) any governmental authority has enacted or enforced any restraint enjoining, restraining or otherwise prohibiting the Kestrel Contribution or the Mergers, and such restraint has become final and non-appealable or (c) any Burdensome Condition has been imposed by a Governmental Authority and shall have become final and non-appealable or (ii) by Kestrel if the Issuer, US NewCo, Merger Sub Ltd., Bermuda NewCo or Merger Sub LLC breaches any of its representations, warranties or failed to perform any of its covenants or agreements in the Combination Agreement (subject to materiality and material adverse effect qualifications).

* the Issuer will pay Kestrel a $6.5 million termination fee if the Combination Agreement is terminated by Kestrel because the board of directors of the Issuer changes its recommendation in respect of the First Merger in accordance with the terms of the Combination Agreement.

* the Issuer will pay Kestrel a $2 million termination fee if the Combination Agreement is terminated by the Issuer or Kestrel because the First Merger does not receive the requisite approval following a vote thereon at a meeting of shareholders of the Issuer.

The foregoing description of the Combination Agreement and the Transactions does not purport to be complete and is subject to and qualified in its entirety by reference to the Combination Agreement, a copy of which is included as Exhibit 99.4 to this Amendment No. 1 and is incorporated herein by reference.

The Combination Agreement has been included solely to provide investors and security holders with information regarding its terms. It is not intended to be a source of financial, business or operational information about the Issuer, Kestrel or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Combination Agreement are made only for purposes of the agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to exceptions, qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Combination Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and security holders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Issuer, Kestrel or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Combination Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Voting Agreements

On December 29, 2024, Kestrel entered into voting agreements with each of Leah Karfunkel, Patrick J. Haveron, William T. Jarman, Barry D. Zyskind, Lawrence F. Metz, Steven H. Nigro, Holly L. Blanchard, Simcha G. Lyons, Raymond M. Neff, Yehuda L. Neuberger, Keith A. Thomas and Mark O. Heintzman (collectively, the "Principal Maiden Shareholders," and each such agreement, a "Voting Agreement"). The Voting Agreements, among other things, require that the Principal Maiden Shareholders vote (or cause to be voted) all of the Common Shares which they own in favor of adopting the Combination Agreement and the First Merger and against certain other transactions. The Voting Agreements will terminate upon termination of the Combination Agreement and certain other specified events. The foregoing description of the Voting Agreements and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Voting Agreements, a form of which is included as Exhibit 99.5 to this Amendment No. 1 and is incorporated herein by reference.

Assuming that the Parent Voting Cutback Bye-law Resolution (as defined in the Combination Agreement) is adopted and becomes effective with the approval of Issuer shareholders, Issuer shareholders holding issued and outstanding shares representing approximately 44.8% of the total issued and outstanding Common Shares have agreed to vote (or cause their Common Shares to be voted) in favor of adopting the Combination Agreement and the First Merger and against certain other transactions.

Joint Press Release

In connection with the Combination Agreement, the Issuer and Kestrel released a joint press release, a copy of which is included as Exhibit 99.6 to this Amendment No. 1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D)
Exhibit 99.2 Appendix A to Item 2 of this Amendment No. 1
Exhibit 99.3 Appendix B to Item 5 of this Amendment No. 1
Exhibit 99.4 Combination Agreement, dated as of December 29, 2024 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by the Issuer on December 30, 2024)
Exhibit 99.5 Form of Voting Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed by the Issuer on December 30, 2024)
Exhibit 99.6 Joint Press Release, dated December 30, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by the Issuer on December 30, 2024)

## Signatures
- Maiden Holdings North America, Ltd.: Maiden Holdings North America, Ltd., Maiden Holdings North America, Ltd. (12/31/2024)
- Maiden Holdings North America, Ltd.: /s/ Lawrence F. Metz, Lawrence F. Metz/Chairman of the Board (12/31/2024)
- Maiden Reinsurance Ltd.: Maiden Holdings North America, Ltd., Maiden Holdings North America, Ltd. (12/31/2024)
- Maiden Reinsurance Ltd.: Maiden Holdings, Ltd., Maiden Holdings, Ltd. (12/31/2024)
- Maiden Reinsurance Ltd.: /s/ Lawrence F. Metz, Lawrence F. Metz/Executive Vice Chairman and Group President (12/31/2024)
- Maiden Holdings, Ltd.: /s/ Lawrence F. Metz, Lawrence F. Metz/Executive Vice Chairman and Group President (12/31/2024)